GRASIM INDUSTRIES LIMITED
Performance Update
For the half year ended 30th September, 2001

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2001

(Rs in crores)

	Three Months Ended 30th September 2001	Three Months Ended 30th September 2000	Six Months Ended 30th September 2001	Six Months Ended 30th September 2000	Year ended 31st March 2001 (Audited)
Net Sales / Income from Operations	1,207.17	1,192.15	2,391.34	2,388.03	4,839.74
Other Income	19.70	21.24	34.24	33.48	89.71
Total Expenditure					
- Decrease / (Increase) in Stock	79.01	(47.76)	37.89	(26.22)	(62.65)
- Raw Material Consumed	315.39	387.79	632.84	763.38	1,569.77
- Purchases of Finished Goods	57.47	103.13	181.99	180.07	310.49
- Payment to & Provision for Employees	83.67	81.94	166.33	156.79	313.28
- Power & Fuel	181.04	183.99	359.46	368.26	725.04
- Freight , Handling & Other expenses	133.09	114.27	269.77	248.79	480.47
- Other Expenditure	165.93	171.15	318.33	323.21	681.56
Total Expenditure	**1,015.60**	**994.51**	**1,966.61**	**2,014.28**	**4,017.96**
Interest	47.85	60.49	95.37	121.77	238.78
Gross profit	**163.42**	**158.39**	**363.60**	**285.46**	**672.71**
Depreciation	61.87	62.97	124.46	125.23	251.90
Profit before Extra Ordinary Items and Tax Expense	**101.55**	**95.42**	**239.14**	**160.23**	**420.81**
Profit on Sale of Undertaking					18.44
Loss on Closure of Mavoor Units					
- Retrenchment Compensation	(18.43)		(18.43)		
- Write Down of Fixed Assets on Retirement from active use	(19.01)		(19.01)		
Employees separation cost	(15.03)	(6.45)	(17.38)	(7.83)	(11.35)
Profit before Tax Expense	**49.08**	**88.97**	**184.32**	**152.40**	**427.90**
Provision for Current Tax	(8.00)	(6.00)	(31.00)	(10.00)	(50.00)
Net Profit before Deferred Tax	**41.08**	**82.97**	**153.32**	**142.40**	**377.90**
Provision for Deferred Tax	(9.45)	(6.60)	(19.45)	(11.30)	@
Net Profit	**31.63**	**76.37**	**133.87**	**131.10**	**377.90**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,983.71
Basic & Diluted EPS for the period (Rupees)	**3.45**	**8.33**	**14.60**	**14.30**	**41.21**
Basic & Diluted EPS for the period (Rupees) - before EO Items	**9.17**	**9.03**	**20.58**	**15.15**	**40.44**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			72984805		
- Percentage of Shareholding			79.62%		

Notes:

@ 1 As per the Accounting Standard 22 (AS 22) relating to " Accounting for Taxes on Income" which has become mandatory from 1st April 2001, Company has provided Deferred Tax Liability for the current quarter and half year ended 30th September 2001. No provision for Deferred Tax Liability was required to be made in the corresponding quarter and half year ended 30th September 2000 as the said AS 22 was then not applicable. However , the figures of corresponding quarter / half year of last year have been recast to give effect to the appropriate deferred tax liability and to make the results comparable.

As per AS 22, cumulative net deferred tax liability upto 31st March 2001 works out to Rs. 587 crs. and the same will be met out of the revenue reserves. This adjustment has not been reflected in the year ended 31st March 2001 column , which remains as per audited accounts.

The Deferred Tax Liability has arisen substantially on account of the timing difference between the Depreciation admissible under Income Tax Laws and Accounting Depreciation.

Though, provision is being made in accordance with the AS 22, having regard to the normal capital expenditure which the company is expected to make in the future years, the timing difference is not expected to be reversed and no cash outgo is expected to materialise towards such liability in foreseeable future.

2 The Company has entered into a Memorandum of Settlement effective 1st July 2001 with the Workers' and Staff Unions of its Pulp and Fibre Units situated at Mavoor (Kerala) for closure of both these units.Retrenchment Compensation to the employees in terms of the settlement is Rs. 55.30 Crs. Company has charged / provided one-third of this amount i.e. Rs. 18.43 Crs. in this quarter and balance two-third will be charged / provided in next two quarters equally. The retrenchment compensation is one-time extraordinary charge and has been shown separately.

As per Accounting Standard 10 , fixed assets of the said Mavoor Units which are retired from active use, are valued at lower of its "Net Book Value and Net Realizable Value".

The difference between "Net Book Value" and "Net Realizable Value" , being estimated loss on write down of such fixed assets on such retirement amounts to Rs. 19.01 Crs. and the same has been charged / provided in this quarter. This loss is a one-time extraordinary non-cash item and has been disclosed separately.

Consequent to the closure , the saving in "recurring expenditure on employees and other standing charges" is estimated at Rs. 27 Crs. annually.

3 The Company had filed a Scheme of Arrangement under Section 391/394 of the Companies Act , 1956 in the High Court of Madhya Pradesh in October,2000 inter alia providing for sale/transfer of assets of the Mavoor Units, which is pending for disposal.

4 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

5 The Auditors of the Company have carried out "Limited Review" of the financial results for six months ended on 30th September 2001 in terms of clause 41 of the Listing Agreement with stock exchanges.

6 The above results have been taken on record at the meeting of the Board of Directors held on 31st October, 2001.

For and on behalf of Board of Directors

Place : Mumbai
Date : 31st October, 2001

Kumar Mangalam Birla
Chairman

GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda (M.P.)
www.adityabirla.com / www.grasim.com

An Aditya Birla Group Company

Mumbai, 31st October, 2001

Dear Shareholders,

It gives me great pleasure to share with you the performance of your company for the first six months of the current fiscal and also brief you on the outlook for the various businesses.

Strong performance defying macro economic pressures

As you are aware, the Indian economy is going through a tough phase. The slump, on the agricultural and the industrial front has led to an erosion of consumer confidence. Deepening, recssionary pressures in the U.S, which have impacted the global economy, have further compounded the problem. Its spill over impact on the Global economy as a whole cannot be underscored. Given the intrinsic linkage of your Company's key businesses with the economy, the sailing has not been smooth. Viewed in the context of the overall difficult operating environment, your Company's performance for the first six months is encouraging.

Before I dwell on the financial and operational performance in detail, I would like to briefly talk about the successful completion of a key strategic initiative taken by your Company.

Mavoor plant closure

As informed to you earlier, the Company has been striving for the permanent closure of its Pulp and Fibre Plants at Mavoor, Kerala - operations of which were suspended since May 1999. While endeavouring to transfer its assets through a Scheme of Arrangement, as highlighted in the Annual Report for the year 2000-01, your Company continued its efforts to pursue the Government to grant permission for a permanent closure. Constantly pursuing with the State Government, regulatory authorities and labour unions have yielded positive results. Your Company reached a settlement with the Labour Unions for a permanent closure of the Pulp and Fibre Plants at Mavoor, and it has come into effect from 1st July 2001. The closure process has been completed smoothly.

In line with the agreement, your Company paid a sum of Rs.55.3 Crores towards retrenchment compensation and incurred an additional cost of Rs.19 Crores towards the estimated loss of realisation from the fixed assets retired from active use.The closure has enabled a reduction of employee strength by 2300, nearly 11% of its total workforce, and is expected to result in an annual savings of Rs.27 Crores towards employee costs and fixed overheads. We are confident that this step will enable us further strengthen VSF operations and enhance value for our shareholders.

Financial Performance

I will now provide you with an overview of the financial performance for the half-year ended 30th September 2001.

(Rs. in Crores)

	H1FY02	H1FY01	% Change
Net Turnover and Operational Income	2391.3	2388.0	-
Other Income	34.2	33.5	2
Operating Profit (PBDIT)	459.0	407.2	13
Interest and finance Charges	95.4	121.8	(-) 22
Gross Profit (PBDT)	363.6	285.4	27
Depreciation	124.5	125.2	(-) 1
PBT (Before ESC and EO Items)	239.1	160.2	49
Provision for Current Tax	31.0	10.0	210
Profit After Current Tax	208.1	150.2	39
Provision for Deferred Tax	19.4	@11.3	73
Profit after Total Taxes but before EO Items	188.7	138.9	36
Extraordinary Items			
Loss on closure of Mavoor units			
- Retrenchment Compensation	(18.4)	-	
- Loss on retirement of fixed assets from active use	(19.0)	-	
Employee Separation cost at other units	(17.4)	(7.8)	
Net Profit After Total Taxes & EO Items	133.9	131.1	
EPS Basic and Diluted (Before Deferred Tax and EO Items)	22.7	16.4	39
EPS Basic and Diluted (After Total Taxes but Before EO Items)	20.6	15.2	36
EPS Basic and Diluted (After Total Taxes and EO Items)	14.6	14.3	-

@ *No provision for deferred tax liability was required to be made as the said AS22 was then not applicable However the figures of corresponding half year have been recast to give effect to the appropriate deferred tax liability and to make the results comparable.*

Highlights

- o Revenues from operations are marginally up from Rs.2,388 crores to Rs.2,391 crores, driven by strong cement performance and despite lower VSF & Sponge Iron Volumes.
- o Operating profits (PBIDT) have grown by 13% from Rs.407 crores. in H1FY01 to Rs.459 crores in H1FY02. Enhanced margins and profitability is on account of improved performance of it's Cement business. Operating profits could have been higher but for lower sales volumes at the VSF, Sponge Iron and Chemical businesses, which are discussed in detail in this note.
- o Interest and finance charges have gone down by 22% from Rs.121.8 crores in

H1FY01 to Rs.95.4 crores in H1FY02. The fall in interest charges reflect the positive impact of repayment/ prepayment of debts, raising of low cost funds and falling interest rates on working capital borrowings.

- o Depreciation charges have remained almost flat at Rs.124.5 crores in H1FY02.
- o Consequent to these, Pre-tax profits, before Extra Ordinary items and Employee Separation Costs, have risen from Rs. 160.2 crores to Rs.239.1 crores.
- o The Company has made current tax provisions of Rs.31.0 crores and an additional Rs.19.5 crores towards Deferred Tax liabilities in H1FY02.
- o Additionally, your Company provided for Rs.17.4 crores towards costs associated with Employee Separation at the cement, textile and VSF business during H1FY02 and this compares with an aggregate provision of Rs.7.8 crores made in H1FY01.
- o On top of these, your company also provided for exceptional charges of Rs.37.4 crores in H1FY02 towards retrenchment compensation and write down in value of fixed assets at Mavoor.
- o Even after these extra-ordinary charges and increased Employee Separation Costs, net profit is higher at Rs.133.9 crores in H1FY02 as against Rs.131.1 crores in H1FY01.

Business Review and Outlook

Having highlighted the financial performance, I would like to brief you on the operational performance of the key businesses of your Company and their future outlook.

The Viscose Staple Fibre (VSF) and the Cement businesses together accounted for a lion's share of revenues and profits. Both these businesses together yielded 80% of net revenues and over 90% of operating profits during H1FY02.

VISCOSE STAPLE FIBRE (VSF)

	Half Year Ended Sept.2001	**Half Year Ended Sept.2000**	**% Change**
Fibre			
Installed Capacity (TPA)	220,775	220,775	-
Production (Tonne)	71,643	106,976	(-) 33.0
Sales Volume (Tonne)	81,741	106,197	(-) 23.0
Net Divisional Turnover (Rs. Crores)	631.0	746.0	(-) 15.3
Average Realisation (Rs./Kg)	71.3	67.3	5.9
Operating Margins *	22.8	31.0	-
Captive Pulp **			
Production (Tonne)	36,674	36,614	0.2
Transfers to Fibre Division (Tonne)	37,150	37,091	0.2
Net Transfer Value (Rs. Crores)	89.5	83.8	6.7

* *Before Employee Separation Costs (%)*

** *Operating margins calculated on the Net Divisional Turnover, excluding pulp, which is used for captive consumption*

Review of Operations

It was a challenging period for the VSF business, both in terms of operations and market conditions. While operations suffered on account of water shortage at Nagda, market conditions turned unfavourable due to recessionary pressures in the user industries. Viewed against this backdrop, the divisional performance is satisfactory.

Nagda shutdown necessitated by water scarcity

As you are aware, an erratic monsoon and deficient rainfall in the previous year resulted in a drought in parts of Madhya Pradesh, which considerably lessened the water availability at your plant's captive reservoirs. The state administration directed your company to close the plant temporarily to help conserve water for drinking purposes. Therefore your company had to shut down its VSF plant at Nagda from end-April 2001. Normal operations could be resumed only from the first week of July 2001, leading to a loss of 54 productive days. As the demand was also lower, production had to be scaled down by 33% from 106,976 tonnes to 71,643 tonnes.

Despite the lower production, your Company was able to ensure uninterrupted supplies to its customers as it had built strategic reserves from the beginning of the calendar year in anticipation of the water shortage. These inventories came in handy during the crisis and helped meet market requirements during the months of May and June 2001.

Market conditions led to a 23% fall in sales volumes

Aggregate sales volumes dropped by 23% from 106,197 tonnes in H1FY01 to 81,741 tonnes in H1FY02. This sharp fall in volumes, though partly due to production constraints, is largely on account of the slowdown in demand from both exports/deemed exports and the downturn in the domestic textile industry.

The recessionary trends in the global economies, more notably in the western economies, had a telling impact on exports of yarns, fabrics and made-ups during first six months. Data released by the Textiles Export Promotion Council of India (Texprocil), reveals that shipment of yarns, fabrics and made-ups to the United States, European Union and Canada together have dropped by over 9% during the first eight months of calendar year 2001. In fact, exports of VSF based yarns in H1FY02 fell by 52% over H1FY01 whereas exports of polyester yarns declined by 71% during this period. Not surprisingly, VSF demand from the export/deemed export segments, which is a large user segment accounting for 25% of VSF consumption in India, has been directly hit. Additionally, the industry was faced with increased price competition from overseas producers, both in the VSF and end product segments, due to the fall in the value of Euro and Indonesian Rupiah against the US$. While increasing the competitive strength of overseas manufacturers in the export markets, the changed dynamics had an adverse impact on direct/deemed exports of VSF from India. Consequent to these, aggregate sales volumes of VSF to the exports and deemed export segments declined by nearly 43%.

Domestic sales volumes also suffered due to recessionary pressures in the user segments and the downturn in the textile industry. Over the past few months the demand for VSF has registered an upturn, resultant from the proactive initiatives taken by your Company.

Bearing in mind the need to bridge the widening gap between VSF and other competing fibres, your Company has passed on the benefits of the decline in global pulp prices to the customers. With the resumption of normal purchases by customers, following the liquidation of accumulated inventories, there has been an upturn in demand in the local markets. We expect it to gain further momentum with easing of recessionary pressures in the domestic economy.

Competition in the global markets has also changed favourably with the strengthening of Euro and Indonesian Rupiah against US$. This has enhanced the competitive strength of yarn exports from India, which should lead to a significant improvement in the demand for VSF from the export/deemed export segment, subject to the recovery in the Global economic activity.

Average realisation up 6% despite weak demand conditions

The average realisation grew by 6%YoY to Rs.71.3 /Kg in H1FY02, even though selling prices were reduced during the second quarter of FY02. As mentioned earlier, your Company passed on the benefit of the falling trend in pulp prices through a 3% downward revision in selling prices. To ensure sustainable growth in the demand also necessitated price revision during this period.

Despite the transitory nature of these price cuts, operating margins were affected on account of reduced economies of scale and a sharp rise in other input costs. The rise in pulp cost during the first quarter pressurised margins. The fall in capacity utilisation from 97% to 65% in H1FY02 with the closure of the Nadga plant for 54 days was the primary reason for reduced economies of scale, which negatively impacted fixed operating costs.

Sector Outlook

Going forward, the outlook in the domestic market conditions for VSF in the second half is improving. The lowering of VSF prices is likely to result in a positive shift in consumption. The liquidation of inventories by customers (accumulated in anticipation of VSF supply problems due to the water crisis) may stimulate demand from the key user segments in the foreseeable future. The benefits of your Company's efforts towards market enlargement would add to the expected demand from the domestic markets during H2FY02.

The export/deemed export segment will remain an area of concern. Recessionary pressures in the US and the Western World are deepening and may last for some more time before showing concrete signs of recovery. Until the emergence of a strong demand for yarns, fabrics and made-ups from the Western World, demand for VSF from the export/deemed-export segment is unlikely to pickup. Any recovery in demand will benefit your Company, as it is the largest producer of VSF in India and more importantly, one of the lowest cost producers in the World.

Outlook for Grasim's VSF Business

Your company is geared to capitalise on any upturn in demand in the local as well as export markets, likely during H2FY02. Simultaneously, your Company will continue to focus on improving volumes through a favourable change in blend ratios and enlargement of application areas.

The company's recent efforts in terms of positioning VSF at the premium end of the fibre market as a "Fibre for Feel, Fashion and Comfort" as well as its efforts in forming strategic alliances with end-product manufacturers to facilitate new applications are beginning to bear fruit. We are certain of their contribution to overall volumes and profitability in the foreseeable future. Meanwhile, energies will be expended on strengthening of the brand equity for "Birla Viscose" amongst user segments by leveraging its superior quality, wide range, excellent support services and logistic strengths. Simultaneously, our thrust will be on promoting speciality fibres such as spun dyed, micro and macro denier, which would not only add volumes but enhance profitability as well. While doing so, we will continuously lay stress on efficiency improvements and cost reductions in all areas.

Such a strategy coupled with benefits of your Company's fundamental strength in the business will enable it to overcome the adverse macro environment and stave competition, both from regional producers and competing fibers.

CEMENT

	Half Year Ended Sept.2001	Half Year Ended Sept.2000	% Change
Greay Cement			
- Installed Capacity (Mn TPA)	10.36	9.10	
- Production (Mn Tonnes)	4.79	4.61	4
- Sales Volumes (Mn Tonnes)	4.77	4.60	4
- Net Turnover (Rs. Crores)*	973	807	21
- Average Realisation (Rs./Tonne)	1992	1703	17
White Cement			
- Installed Capacity (TPA)	400000	360000	
- Production (Tonnes)	116689	114849	2
- Sales Volumes (Tonnes)	115631	113109	2
- Net Turnover (Rs. Crores)	61	59	2
- Average Realisation (Rs./Tonne)	5210	5256	-1
Net Divisional Turnover (Rs. Crores)*	1034	866	
Operating Margins (%)	24%	11%	

* *Includes Rs. 21.2 Crores in H1FY02 (H1FY01 Rs. 7.9 Crores) for Ready Mix Concrete.*

Review of Operations

The cement business has done well in a challenging business environment. Strengthening its position in existing markets, successful penetration into new markets as well as relentless focus on cost reduction through better logistics management and efficiency improvements have aided its sustained performance. A better pricing environment proved to be another contributory factor.

Volumes up 4%

Overall sa''s volumes grew by 4% to 4.77 million tonnes, during the first half of current fiscal. Your Company's key markets viz., Rajasthan and Western Madhya Pradesh which suffered on account of the drought last year and showed no significant growth which also had adverse impact on overall sales volumes. The fallout would have been higher, but for the proactive efforts taken to successful forey into the new markets of the Southern region. Your Company's new cement plant at Reddipalayam, Tamil Nadu contributed significantly towards this end.

RMC : Six operating plant with 1.14 Mn capacity

Your Company has commissioned operations at the four new Ready Mix Concrete (RMC) plants with an aggregate capacity of 1 million cubic meters. We believe that these value capacities will help us attain higher customer service levels.

Average Realisation up 17%

The pricing environment remained satisfactory, barring some sporadic weaknesses. The average realisation for your Company rose by 17% at Rs. 1992/MT as against Rs. 1703/MT in H1FY01. Reflecting higher volumes and better prices, divisional revenues soared by an impressive 21% from Rs. 807 Crores to Rs. 973.3 Crores.

Margin at 24%

Divisional operating margins are up from 11% to 24%. Apart from prices and volumes, benefits of aggressive cost reduction measures have also been instrumental in bringing in higher margins. The average cost of production has declined by 3.5%, driven mainly by reduction in power and fuel charges facilitated by an increased use of captive power and usage of alternative fuel, like pet coke. Simultaneously, your company's endeavour in improving manpower productivity added to the cost reduction efforts. The division has reduced manpower by 25% at Vikram Cement.

Sector Outlook

We see an improving outlook for the cement business in the immediate term and remain confident of its promising long term prospects. Our confidence stems from the fundamental growth prospects of the Indian economy. We expect cement consumption to grow by around 7-8% over the next few years and expect industry aggregate consumption to reach the 200 million tonnes mark by the end of this decade, which offers an enormous opportunity for growth in this core sector.

More importantly, we see an improving outlook in the short term as well. Demand growth is slated to pick-up during the second half and assure an aggregate consumption growth of 5-6% for the full year FY02. The anticipated improvement is likely to be driven by two specific factors: firstly, the reconstruction demand from Gujarat and secondly a fresh demand from the road construction sector. The expected improvement in demand from the housing sector will fuel the consumption further during the second half of the current financial year. Additionally, the normal monsoons and better rain distribution has raised hopes of improved rural purchasing power, after a gap of nearly two years. We expect this to be a key

driver of housing demand from the rural sector over the ensuing quarters. Any recovery in industrial and economic activity will boost consumer confidence and lead to better demand for housing and hence cement.

Further bettering performance would be a function of improving capital productivity, improved market mix and reduced cost of production.

Outlook for Grasim's Cement Business

Your company is amongst the top-three producers in the country and aims to grow in its leadership. Given its strong market position, excellent brand equity and enviable market reach, your company is well positioned to capitalize on the emerging opportunities in the sector. Our intent is to ensure ongoing profitable growth.

The first part of our strategy towards this end hinges on improving capital productivity. We are already de-bottlenecking our existing plants and are changing the product mix in line with emerging customer needs. These efforts will hopefully result in an additional 2.8 million TPA capacity over the next 15 months. While lowering the per tonne capital costs, this move will enhance your Company's cost competitiveness and profitability, going forward.

Secondly, we are focusing on strengthening of the market position, especially in the profitable segments/regions. The scheduled commissioning of an new grinding mill at Bhatinda, Punjab during H2FY02 will contribute immensely towards this end. While fortifying our market position in the North, it will allow us to better penetrate into the high realisation markets of Punjab.

This, coupled with efforts on widening of our product range will enable us cater to emerging customer requirements in an efficient manner and gain further share in each of our target markets.

To build stronger relationship with large customers, we are concentrating on firming our position in the Ready mix business. We have commissioned 4 ready-mix concrete (RMC) plants close to the markets with an aggregate capacity of 1Mn M^3 during H1FY02.

Finally, reduced energy costs, better manpower productivity and optimal utilisation of resources will see your company move ahead. Your company's captive power plants are predominantly diesel based. We are increasing the share of thermal capacities and aim to make thermal power, the main source of energy, keeping in mind stability and reduced costs. Simultaneously, we are also veering towards maximising use of alternative cost efficient fuels. Apart from these, our thirst is in raising employee productivity through rationalization, job rotation and multi-skilling. To optimise resources at maximum levels, striving for improvements in consumption norms operating efficiencies is ongoing.

	Half Year Ended Sept.2001	Half Year Ended Sept.2000	% Change
Installed Capacity (TPA)	900,000	900,000	-
Production (Tonnes)	293,310	345,320	(-) 15.1
Sales Volume (Tonnes)	275,897	344,275	(-) 19.9
Net Divisional Turnover (Rs. Crores)	168.0	206.3	(-)18.4
Average Realisation (Rs./ Tonne)	5,920	5,736	3.2
Operating Margins (%)	14.8	20.4	

Review of Operations

The sponge iron business' performance has been badly affected due to three major factors- poor demand, increased competition and a continued shortfall in the supplies of Natural Gas, the feedstock used by your Company. Thus, volumes have declined and margins have contracted, though realisation improved.

Gas supply problems led to 15% fall in production

Regrettably Gas Authority of India Limited (GAIL) was unable to supply natural gas despite its prior commitment to do so. As a result your Company lost 48 productive days. During this period your management utilised 22 days for routine plant maintenance. Still the shortfall in natural gas has been so steep that plant operations subsequently too had scaled down.

While your Company's sponge iron plant is equipped for use of dual feedstock i.e., Natural Gas and Naphtha, the prohibitive prices of Naphtha in the global market render it unviable economically. Aggregate production volumes declined by 15% from 345,320 in H1FY01 to 293,310 in H1FY02.

Sales down by 20%

The fallout of these issues led to sales volumes going down by 20% from 344,275 tonnes in H1FY01 to 275,897tonnes in H1FY02.

The steel sector, with whose fortunes performance of the sponge iron business is linked, is racked by recession. On the domestic front steel production has remained stagnant, and globally, growth has been negative.

The return of one of the sponge iron majors into the merchant supply market, and the imposition of anti-dumping duty on Hot Rolled Coil by U.S.A. took its toll on sales as well. Consequent to all these factors, your Company's market share nose-dived from 30% to 22%.

Margins down as a result, despite higher average realisation

In the aftermath of these aspects, operating margins declined from 20.4% in H1FY01 to 14.8% in H1FY02. The impact would have been greater but for a cautious pricing strategy as well as the advantage of better quality, cost reduction and efficiency improvement measures initiated by your Company.

An increase in the average realisation at Rs.5920/ Tonne in H1FY02 is primarily a reflection of the cautious pricing strategy coupled with gain from price hikes that during the second half of the last fiscal.

Sector Outlook

The immediate term outlook for the Sponge Iron sector is a matter of concern. However the impending economic recovery and resultant pick-up in industrial activity is likely to result in a sustained recovery in the Global steel sector, which would augur well for global scrap and sponge iron sectors.

In the short term, the prolonged recession in the economy and the steel industry will affect the consumption of sponge iron. While the weakening of the Indian Rupee has enhanced the competitiveness of Indian producers, exports prospects are not encouraging as the recession in the global markets may be prolonged. On top of this, gas based producers will face problems on account of the continued shortfall in supplies of Natural Gas from GAIL.

Outlook for Grasim's Sponge Iron Business

We will continue with our endeavours to sustain the business through asset sweating and cost optimisation. We wish to point out that major concern will be the availability of natural gas and the extent of the incre]ase in its price.

TEXTILES

	Half Year Ended Sept.2001	Half Year Ended Sept.2000	% Change
Fabrics			
Production (Lac Meters)	82.0	92.3	(-) 11.1
Sales Volumes (Lac Meters)	97.3	95.4	2.0
Net Turnover (Rs. Crores)	97.8	85.7	14.2
Average Realisation (Rs./Meter)	101.0	90.0	11.9
Yarn (Excluding Captive Turnover)			
Production (Tonne)	5125	5762	(-) 11.1
Sales Volumes (Tonne)	3943	5317	(-) 25.8
Net Turnover (Rs. Crores)	45.5	63.2	(-) 28.0
Average Realisation (Rs./Kg)	115.4	118.9	(-) 2.9
Net Divisional Turnover (Rs. Crores)	143.3	148.9	(-) 3.7
Operating Margins before Employee Separation Costs (%)	(-) 1.8	(-) 5.5	
Captive Yarn Turnover			
Volume (Tonnes)	1092.0	1181.0	(-) 7.5
Value (Rs. Crores)	17.9	16.9	5.8

Review of operations

Given that the textile industry is mired in difficulties, faced as it is with a deteriorating market environment in the suitings fabrics sector, aggressive competition and operational inefficiencies, your Company's performance is noteworthy.

Average realisation up by 12%

In Fabrics sales rose marginally from 95 lac meters in H1FY01 to 97 lac meters in H1FY02. The pronounced shift in consumer preference from tailor-made to ready-to-wear trousers, fast evolving fashion models, ongoing competition from the smaller producers and the mushrooming of brands stunted the overall volumes.

Nevertheless your Company gained immensely from its newly cast image along with its strong brand equity. Additionally your Company seized the opportunity emanating from the changing consumer preference towards ready-to-wear trouser segments. Striking alliances with large manufacturers of branded garments, we developed and sold quality products for the ready-to-wear segments. Side by side, we began to position our products on a higher plane in the value chain, through a slew of innovative and fine fabric launches. Among these have been brands such as Aquasoft and Coolers, E-Stretch and All season ranges, which have met with an encouraging market response. These forward-looking steps enabled notch up average realisation by an 12%. The average realization for the "Grasim" brands was up by 18% against Rs. 98 per metre while that of the Graviera brands rose by 11%.

Benefiting from these, net turnover has grown by 14% YoY to Rs.98 Crores in the midst of a difficult operating environment. With ongoing stability in the operations of the Spinning business, and clamping of the cost structures even further, your Division managed to curtail operating losses from Rs.8.1 Crores in H1FY01 to Rs.2.6 Crores in H1FY02.

Sector Outlook

The ongoing structural change in the textile sector is yet to take its full course. The organized sector producers, including Grasim, continue to be squeezed by the pressures from the low cost power-loom sector and medium-scale producers. On top of the over-supply problems, the industry is also faced with a generic slowdown in demand on account of the changing consumer preference towards ready-to-wear products. Unfolding international developments and continuing recessionary pressures in the domestic markets will add to the pressure. Against this we are concerned that the competition will intensify with manufacturers attempting to gain larger share of the stagnant market. Realignment of market shares and brands is thus going to be the order of the day. Only Brands with innovative products and marketing strategies will benefit in the future.

Outlook for Grasim's Textile Business

We, at Grasim, are fully aware of the challenges that face us in a stagnant market. To strengthen our position further in the suiting fabrics market, our thrust will be on leveraging the newly cast brand image and improving equity optimally.

In this regard, – Grasim Uncrushables –our latest innovation is expected to enrich the product mix and drive up average realisation during the second half. A number of new products like Fahrenheit, Palm Beach and Coolers Plus will spur volumes and realizations for Graviera as well. Focused retailing efforts and fortifying the distribution network will be a process in continuum. To improve long-term profitability of this business, we will also seek new avenues of cost reduction and productivity improvement.

Towards improving cost structures, we will gain from the supply chain reengineering embarked upon. This project is likely to be completed during the 3rd quarter and benefits should start accruing from the fourth quarter.

Notwithstanding our plans and initiatives, the outlook for the textile sector and our division in particular the second half appears worrisome. Adverse economic conditions and lower industrial growth had put the brakes on consumer spending already towards the end of the first six months. The September 11th terrorist attacks have significantly negated the consumers desire to spend. Against this backdrop your division's outlook for the second half remains uncertain. Our efforts to get the best out of our products, brands and prices will continue ceaselessly.

CHEMICAL

	Half Year Ended Sept.2001	Half Year Ended Sept.2000	% Change
Installed Capacity (Caustic) (TPA)	160600	160600	-
Production (Caustic) (Tonnes)	55237	65415	(-) 16
Sales Volume (Caustic) (Tonnes)	54727	66653	(-) 18
Net Divisional Turnover (Rs. Crores)	107	123	(-) 13
Average Realisation (Caustic) (Rs./ Tonne)	14157	10305	37
Average Realisation (Chlorine) (Rs./ Tonne)	3046	5629	(-) 46
Average Realisation (HCL) (Rs./ Tonne)	664	4787	(-) 86
Operating Margins (%)	27	34	

Review of Operations

It was a tough slog for your Company's Chemical Business, due to the oversuppl and pressure on prices and the lower off-take of its bye- products viz. Chlorine & HCL. The operations were constrained on account of the severe water shortage i Q1 FY02. The divisional performance was satisfactory.

Capacity Utilisation was lower at 69% as compared to 81% in H1FY01. You Company was able to operate the Plant at 50%, only because it was able to mak alternate arrangements for water supply, but for which the plant would have bee shut.

Aggregate sales volumes dropped by 18% from 66,653 tonnes in H1FY01 to 54,72 tonnes in H1FY02, though partly due to production constraints in Q1FY02.

The average realisation of Caustic Soda was higher by 37%. Realisation of its Bye products viz. Chlorine & HCL were down by 46% and 86% respectively. The overa ECU realisation grew by 9% to Rs.16295/tonne vis-à-vis Rs.14922/ton in H1FY0

Sector Outlook

During H1FY02 the demand for Caustic Soda showed slight improvement in th end use segments. International prices rose but due to the overall recession in th international market and with the commencing of new capacities, the internation prices have become very competitive. The prices of bye-products are likely t remain under pressure.

Outlook for Grasim's Chemical Business

Your company will focus on optimum utilization of the plant capacity so as to improve asset utilization. To improve the overall ECU your company will pay particular attention to the development of ancillaries, which could add value to our bye-products.

Summary

In sum, despite the challenging environment that prevailed during the first half of FY02 your Company's key businesses have performed satisfactorily. The sluggish performance of the VSF and Sponge Iron divisions have been largely masked by the superior performance of the Cement division, which benefited from a better price table across regions and aggressive cost reduction efforts. The textile division has also shown a modest improvement despite the deteriorating operating environment and this is quite encouraging. Considering the strong fundamentals and relative strength of your Company's key businesses in their respective markets, we are confident of a superior performance during second half as well.

The Cement sector will remain the key driver of growth going forward. VSF recovery will fuel growth further. In all our operations, we will continue to focus on improving asset utilisation through market expansion and better penetration as well as margins improvement through internal efficiency and cost controls. On the back of these, we are confident of delivering superior value to our shareholders, in the years to come.

As always, we look forward to your valued support. Before I end this update, I wish you and your family a happy Diwali and a prosperous New Year ahead.

With best regards.
Yours sincerely,



D D Rathi
Group Executive President & Chief Financial Officer

Corporate Office : 91, Sakhar Bhavan, 230 Nariman Point, Mumbai - 400 021.
Registered Office : Birlagram, Nagda — 456 331 (M.P.)

Cautionary Statement

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

GRASIM INDUSTRIES LIMITED

REGD. OFFICE: BIRLAGRAM – 456331, NAGDA (M.P.)

02 FEB 27 AM 8:45

Abstract of the terms of appointment and remuneration payable to Whole-time Director and Memorandum of Interest under Section 30 of the Companies Act, 1956

To the Members,

Appointment of Mr. Shailendra K Jain as a Whole-time Director of the Company:

The Board of Directors of the Company, at its Meeting held on 31st October, 2001, has, pursuant to Section 269, Schedule XIII and other applicable provisions of the Companies Act, 1956 ('the Act'), and subject to any other approval as may be necessary, appointed Mr. Shailendra K Jain, hither Manager and President & Business Head of Fibre & Pulp Divisions of the Company, on the Board, and as such, he is now the Whole-time Director of the Company with effect from 1st November, 2001, for the remaining period of his appointment as Manager expiring on 30th November, 2003. His terms of appointment and remuneration are almost the same as those approved by the members at the Annual General Meetings of the Company held on 25th July,1998, 15th July, 2000, and 30th June, 2001 in his capacity as Manager. The same is in accordance with and within the ceiling of maximum remuneration permitted under Schedule XIII to the Companies Act, 1956. Mr. Shailendra K. Jain will continue to look after the affairs of Fibre & Pulp Divisions of the Company, as before as President and Business Head.

Terms and conditions of the appointment of Mr. Shailendra K Jain as Whole-time Director are given below :-

1. **Period** : w.e.f. 1st November, 2001 for the remaining period of his office with the Company as approved by the members and expiring on 30.11.2003 with liberty to either party to terminate the appointment on three months notice in writing to the other.
2. **Remuneration:**
   (a) Basic Salary Rs. 3,57,200 per month (Rupees Three lac fifty seven thousand two hundred only per month) with such annual increment(s) as the Board may decide from time to time.
   (b) Special pay Rs. 1,93,525 per month (Rupees One lac ninety three thousand five hundred twenty five only per month) with such annual increment(s) as the Board may decide from time to time.
   (c) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and / or any other compensation as may be approved by the Board from time to time upto the end of his tenure. The payment shall be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board.
3. **Perquisites as under:**
   (a) The Company shall provide furnished accommodation including gas, electricity, water and furnishings and the expenditure incurred thereon by the Company shall be valued as per the applicable Income Tax Rules.
   (b) Reimbursement of Leave Travel Expenses for self and family (which shall include spouse, dependent children and parents) in accordance with the Rules of the Company.
   (c) Reimbursement of medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family, at actuals.
   (d) Club fees, subject to a maximum of two clubs.
   (e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover as per the Rules of the Company.

(g) *Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put* together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity as per the Rules of the Company as applicable to Senior Executives.

(i) Car for use on Company's business and telephone at residence.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future.

The aggregate of salary, special pay, allowances and perquisites in any financial year shall be within the limits prescribed from time to time under Sections 198, 309, 310 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force.

Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to Mr. Shailendra K. Jain subject to the approval of the Central Government, if required.

) long as Mr. Shailendra K. Jain functions as the Whole-time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

Memorandum of concern or Interest : *Except Mr. Shailendra K Jain, no other Director is interested in or concerned with the aforesaid appointment* of the Whole-time Director.

By Order of the Board
For GRASIM INDUSTRIES LIMITED

Place: Mumbai
Date : 1st November, 2001

ASHOK MALU
Company Secretary

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND/INTEREST. Please fill-in the information in CAPITAL LET ENGLISH ONLY. Please TICK (✔) wherever is applicable.

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

Dear Sirs,

For shares held in physical form

For Office Use Only
ECS Ref.No.:

Master Folio No.

For shares held in electronic form

DP ID

Client ID

Name of First holder	
Bank Name	
Branch Name	
Branch Code	(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons o incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail th ECS facility provided by RBI, as and when implemented by Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place: ____________

Date : ____________

(Signature of First Holder)

Name of First Holder:

Address ____________

TEAR HERE

GRASIM INDUSTRIES LIMITED

REGD. OFFICE: BIRLAGRAM – 456331, NAGDA (M.P.)

Shareholder(s)

Sub: Request for fresh Specimen Signature(s) of Shareholders holding Shares in Physical Form.

Your specimen signature(s) recorded with us are old and /or pattern of which in course of time may have undergone changed.

For providing better services to our shareholders and also to update our records we request you to kindly arrange to forward to us your fresh specimen signature(s) (in Enclosed Form) signed by you /all shareholder(s) and duly attested by the Manager of a Bank with whom you are maintaining your bank account.

On receipt of your duly attested signature(s), we shall update our records.

Please always quote your Ledger Folio while replying to us.

We solicit your kind co-operation in the matter.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT

REGD. OFFICE: BIRLAGRAM 456331, NAGDA (M.P.)

SPECIMEN SIGNATURE(S) FORM

LEDGER FOLIO NO. ____________________ Date: ____________

Name of the Shareholder(s)	Specimen Signature(s) of shareholder(s)	Father's/ Husband's Name	Occupation
1.			
2.			
3.			
4.			
Address of the Sole/1st Shareholder:			
City:	State:	Pin Code:	

Signature to be Attested by Bank Manager

(Seal with Stamp of Bank,
Full Name, designation of Manager of Bank
and address of the Bank)